PRONTO CORP.

909 Bay Street, Suite 812, Toronto, Ontario, Canada M5S 3G2, Tel: (514) 513-7579

August 6, 2012

Ms. Tonya Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Pronto Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed July 19, 2012

       File No. 333-180954

Dear Ms. Aldave:

Pronto Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 3, 2012 (the "Comment Letter"), with reference to the amendment number 2 to the registration statement on Form S-1  (the "Amendment No.2 to Registration Statement") filed with the Commission on July 19, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 5

Selected Financial Data, page 7

1. It appears that the amount presented in the table as “stockholder’s equity” as of May 31, 2012 should be $(8,408) as presented in the balance sheet of same date instead of $92. Please revise accordingly.

Response:  We have revised Selected Financial Data in accordance with the comments of the Commission.

Dilution of the Price You Pay For Your Shares, page 15

Purchasers of Shares in this Offering if One-Third of Shares Sold, page 16

2. It appears that the amounts for the last three line items should be 9.42%, 90.58% and 24.3%. Please revise accordingly or advise.

Response:  We have revised this section in accordance with the comments of the Commission.

Management’s Discussion and Analysis or Plan of Operation, page 19

3. It appears that the cash balance as of May 31, 2012 stated in the second sentence of the second paragraph should be $92 as presented in the balance sheet of same date instead of $292. Please revise accordingly.

Response:  We have revised this section in accordance with the comments of the Commission.

Plan of Operation, page 19

4. We note your response to our prior comment 8 and reissue in part. In regards to Parking Payment Application Development, please expand the disclosure to provide more detail as to the timeline for each material step.

Response:  We have, expanded the disclosure to provide more detail as to the timeline for each material step.

5. It appears that the $50,000 referred to in the second paragraph in computing the monthly burn rate should be indicated as the estimated minimum amount to be incurred over the next 12 months for proposed operations and costs associated with this offering and maintaining a reporting status with the SEC. Please revise or advise.

Response:  We have revised in accordance with the comments of the Commission.

6. In the first sentence of the last paragraph, it appears that your “business” should be referred to as your “intended business,” as you have not commenced your planned principal operations. Please revise or advise.

Response:  We have revised in accordance with the comments of the Commission.

7. You state in the next to last paragraph on page 21 that you expect to be in full operation and selling your service within 12 months of completing the offering. Please explain to us and disclose whether this time frame considers the amount of time needed (i) to seek and obtain approval from the necessary parties (i.e., the owner/operator of the meter payment system and city officials) to employ your application, (ii) for potential negotiation and receipt of approval with the necessary parties for any fees you expect to charge for your application and (iii) to coordinate with the necessary parties the integration of your application with the parking meter system. It appears that you have no control over the timing of the matters that must be decided upon or determined by the owner/operator of the parking meter system or city officials, and that their cooperation and the timing of their process is necessary to the timing of when you are able to fully conduct your operations. If your time frame does not contemplate the timing of others upon which you are dependent, please qualify the expected timing of your full operations accordingly. If your time frame does contemplate the timing of others upon which you are dependent, please explain to us and disclose the basis upon which you have determined the timing of the necessary parties, in particular since you have yet to discuss your intended application with these parties.

Response:  We have revised our disclosure to state that we are not sure if we will be in full operation and selling your service within 12 months of completing the offering as we have no control over the timing of the matters that must be decided upon or determined by the owner/operator of the parking meter system or city officials.

Develop Parking Payment Applications, page 20

8. We note your response to our prior comment 9 and reissue in part. Please revise this section further to discuss how the cost of using your application will be communicated to potential clients.

Response:  We have added multiple risk factors in accordance with the comments of the Commission.

The money for the parking space usage replenished by our intended remote application will be credited and remitted directly to the owner of the meters. A customer who wants to use our application must register by providing his credit card information (currently he is required to just swipe a card) at the registration process and accept our charge of $1 per transaction for usage of our application. When the customer uses our application, he has to enter the parking space number shown at the meter which he wants to pay. As our server will be linked to the existing central computer, it will track this transaction and receive the payment. The parking meters owner will receive full parking fees and we will receive $1 revenue immediately after transaction.

9. You state that you believe the parking meter company will re-pay you the funds you spent testing the application. Please revise to clarify that you have no agreement with the company operating the parking meters, have not spoken with that company at all and there is no guarantee that you will be repaid any funds you use for testing the application.

Response:  We have revise to clarify that we have no agreement with the company operating the parking meters, have not spoken with that company at all and there is no guarantee that we will be repaid any funds we use for testing the application.

10. Please provide support for your statement in this section that “the majority of the mobile phone users know what QR Code is” or revise to delete this statement. There also appears to be an error in the sentences “[t]herefore, we will not need to do anything with parking meters and do need funds for this.”

Response:  We have deleted this statement and revised the sentences.

Results of operation, page 22

From Inception on December 22, 2011 to May 31, 2012, page 22

11. It appears that the amount of general and administrative expenses for the period from inception through May 31, 2012 should be $5,508 as presented in the condensed statement of operations for the same period instead of $5,108. Please revise accordingly.

Response:  We have revised this section in accordance with the comments of the Commission.

Description of Business, page 23

Our Service Overview, page 24

12. You indicate that because the parking meter system already exists in Montreal, no major modification is required to add your remote paying service. Please revise to state that as a belief. Also revise to balance the disclosure to indicate that you have no agreement with the operator of the parking meters in the city nor have you spoken with the operator of the parking meters, so you cannot be certain that there are no other physical modifications needed and that you might face other obstacles to implement your services.

Response:  We have revised our disclosure in accordance with the comments of the Commission.

Financial Statements, page 34

Statements of Cash flows, pages 39 and 46

13. It appears that the amount of the advances received for the funding of the expenses paid on behalf of the company by a related party should be presented as a noncash activity for each period presented, since the amount of such advances is included in the liabilities reported for each balance sheet date presented. Please revise accordingly or advise.

Response:    For the period from inception on December 22, 2011 through February 29, 2012, a director of the Company paid $400 in Company related expenses.  The same director also lent $100 in cash to the Company.  The $500 amount owed is due on demand, non-interest bearing and unsecured.

For the three months ended May 31, 2012, a director of the Company paid $4,000 in Company related expenses.  The same director also lent $4,000 in cash to the Company.  The $8,000 amount owed is due on demand, non-interest bearing and unsecured.

For the period from inception on December 22, 2011 through May 31, 2012, a director of the Company paid $4,400 in Company related expenses.  The same director also lent $4,100 in cash to the Company.  The $8,500 amount owed is due on demand, non-interest bearing and unsecured.

Notes to the Financial Statements (as of and for the period ending February 29, 2012), page F-6

Note 3 – Income Taxes, page 43

14. The tables should present amounts for the period from inception to February 29, 2012 to be consistent with the financial statements, to which they relate. Please revise accordingly.

Response:  We have revised our financial statements in accordance with the comments of the Commission.

15. The revision immediately indicated above may require your independent accountants to dual date their report. Please discuss this with them and advise us.

Response:  Dates were a result of incorrect financial statements mistakenly included in the amendment number 2 to the registration statement on Form S-1; therefore, they have been revised and a dual date report is not necessary.

Please direct any further comments or questions you may have to the company at Prontoholdingscorp@gmail.com and to the company's legal counsel Mr. David Lubin, Esq. at:

David Lubin, Esq.

David Lubin & Associates, PLLC

10 Union Avenue

Suite 5

Lynbrook, NY 11563

Tel. (516) 887-8200

Fax.  (516) 887-8250

david@dlubinassociates.com

Thank you.

Sincerely,

/S/ Svetlana Gofman

Svetlana Gofman, President